EXHIBIT 14.1
OZARK ETHANOL, LLC
CODE OF CONDUCT AND ETHICS
(Effective as of November 28, 2007)
This Code of Conduct and Ethics (the “Code”) sets the standard of ethical business conduct at Ozark Ethanol, LLC (the “Company”). Any references in this Code to “we” or “our” refer to the Company. Unless otherwise noted, the Code applies to all members of senior management of the Company (collectively, the “Senior Management”) and the Board of Managers. The members of Senior Management and the Board of Managers are collectively referred to as the “Executives” and each, individually, an “Executive.”
This Code does not address every issue that may arise, but is instead a guide for the minimum requirements expected of each Executive. The Code does not provide a detailed description of all Company policies and it in no way limits or restricts the applicability of any provision of any other Company policy. All Executives must be aware of all Company policies and conduct themselves in accordance with them at all times. However, if a law conflicts with this Code or with any other Company policy, Executives must comply with that law.
This Code has been developed, among other reasons, to communicate the Company’s expectations for our Executives and to promote the following conduct:
•	Honest and ethical conduct, including the ethical handling and avoidance of actual or apparent conflicts of interest and disclosure of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with the Securities and Exchange Commission (the “SEC”) and in the Company’s other public communications;

•	Compliance with applicable governmental laws, rules and regulations;

•	Prompt internal reporting of violations of this Code;

•	Deterrence of wrongdoing; and

•	Accountability for adherence to this Code.
1.0	Our Guiding Principles and Values
All Executives are required to observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities and are expected to devote their best efforts and attention to the performance of their jobs. Accordingly, every Executive is expected to: (1) use good judgment; (2) maintain the highest level of integrity and honesty; (3) comply with all applicable laws, rules and regulations; and (4) avoid any actual or potential conflicts between his or her personal interests and the interests of the Company.
2.0	Compliance with Laws, Rules and Regulations
Obeying the law is the foundation upon which this Company’s ethical standards are built. All Executives must respect and obey the laws, rules and regulations of the cities, counties, states and countries in which the Company operates, and at a minimum, know when to seek advice from supervisors or other appropriate personnel.
2.1	Bribes and Kickbacks
Bribery and kickbacks are illegal and subject to criminal penalties in the United States and abroad. Such conduct is forbidden by the U.S. Foreign Corrupt Practices Act, which is described below in Section 2.2 of this Code, and by U.S. Antitrust laws, which are discussed below in Section 6.0. No Executive may give a bribe, kickback or other similar consideration to any person or organization to attract business. All decisions regarding the purchasing of materials, supplies and services must be made on the basis of competitive prices, quality and performance and in a way that preserves the Company’s integrity.
2.2	International Operations
The U.S. Foreign Corrupt Practices Act applies to business transactions both inside the United States and in other countries. Its requirements relate to accurate and complete financial books and records, transactions with foreign government officials and restrictions on the use of funds for unlawful or improper purposes. Other statutes that may affect the foreign operations of the Company include, but are not limited to, the Anti-Bribery and Fair Competition Act and the Export Administration Act. Furthermore, state and local governments may impose additional regulations.
2.3	Environmental Laws
The Company is committed to protecting the environment in which it operates and requires compliance with all environmental laws and regulations. Issues regulated are extensive and may include: (1) discharge of waste or hazardous materials into the environment; (2) waste water and storm water discharge; (3) air emissions; (4) treatment, storage, handling, disposal and transportation of waste and/or hazardous materials; (5) remediation of soil and groundwater contamination; and (6) documentation of environmental impacts of the Company’s operations. Each Executive must take responsibility for recognizing environmental issues and seeking advice regarding compliance from an appropriate member of management or the Company’s legal counsel.
2.4	Health and Safety
The Company is committed to maintaining the highest safety and health standards. Each Executive must honor this commitment by following all safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Additionally, each Executive must be aware of and comply with all laws, rules and regulations specifically applicable to the industry in which the Company operates.
Violence and threatening behavior are not permitted. Executives should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

3.0	Human Resources
In addition and as a supplement to our existing human resources policies, the Company is committed to fostering a work environment that creates opportunities among our employees. All human resources policies and activities are designed to create a respectful workplace in which every individual has the opportunity to reach his or her potential.
Consistent with our obligations under applicable employment laws and regulations, it is our policy to provide employment opportunities equitably to all individuals throughout the Company regardless of race, color, religion, sex, national origin, age, veteran status or disability. The Company will not tolerate harassment or discrimination against any person. These policies apply to both applicants and employees in all phases of employment, including recruiting, hiring, placement, training and development, transfer, promotion, demotion, performance reviews, compensation and benefits, and separation from employment.
4.0	Conflicts of Interest
A conflict of interest occurs when personal interests interfere with your ability to exercise objective judgment, or to perform your job in a way that is in the best interests of the Company. Every Executive must take active steps to avoid actual or potential conflicts of interest, unless that contract, transaction or arrangement is permitted under the terms of the Company’s Limited Liability Company Agreement. The employment of family members or other relatives of Executives shall be disclosed to and approved by the Executive’s immediate supervisor.
If a potential conflict of interest arises, or you are unsure if your actions will present a conflict of interest, you must discuss with, and report the situation to, the Company’s legal counsel, principal executive officer or the Board of Managers.
5.0	Confidential Information; Intellectual Property
The protection of confidential business information, including but not limited to financial information, trade secrets and customer-related data, is vital to our interests and success. Any Executive who discloses trade secrets or confidential business information, including any information regarding our customers, training materials or otherwise may be subject to disciplinary action up to and including termination and legal action, even if he or she does not actually benefit from the disclosed information. Disclosure is allowed, however, if authorized by the Company or legally mandated.
The obligation to preserve confidential information continues even after employment ends. Executives must continue to comply with the provisions of any confidentiality or similar agreement they have signed, but even in the absence of such an agreement, all individuals are under a legal duty to not use or disclose confidential information belonging to the Company.
Executives must also agree to make prompt, full and complete disclosure to the Company and to assign to the Company the entire, worldwide right, title and interest in and to any and all inventions, developments, concepts or ideas made or conceived (either alone or jointly) by an Executive during the term of or in connection with employment at the Company, which are made or conceived on the time of, or at the expense of, or with materials or labor supplied by the

Company. Such intellectual property shall include patentable and unpatentable inventions, implemented ideas or improvements. Personal use of such intellectual property or a transfer of such intellectual property to a third party is a violation of this Code.
Executives are also prohibited from taking personally for themselves, opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Managers. No Executive may use corporate property, information, or position for improper personal gain, and no Executive may compete with the Company either directly or indirectly. Executives owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.
6.0	Antitrust Compliance
Antitrust laws are designed to prohibit practices that might unreasonably restrict competition. These laws deal with agreements and practices “in restraint of trade” such as price fixing and boycotting suppliers or customers. They also prohibit: (1) pricing intended to drive a competitor out of business; (2) disparaging, misrepresenting or harassing a competitor; (3) stealing trade secrets; (4) bribery; and (5) kickbacks.
It is our policy to comply fully with the antitrust laws. Executives are prohibited from engaging in practices that violate antitrust and competition laws. If an Executive has any questions or concerns about the propriety of certain business practices, the Executive should consult with the Company’s legal counsel, the principal executive officer or the Board of Managers.
7.0	Financial Integrity and Company Records
We rely on our accounting records to produce reports for our management, owners, noteholders, creditors, governmental agencies and others. The Company is committed to maintaining books and records that accurately and fairly reflect our financial transactions. Each of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and all persons performing similar functions (the “Senior Financial Officers”) must maintain accurate and fair records of transactions, time reports, expense accounts and other business records. Executives must also comply with any applicable record retention policy of the Company, whether such policy governs paper documents, email, voice mail or any other type of record.
In this respect, the following guidelines must be followed by the Senior Financial Officers:
•	No undisclosed or unrecorded funds or assets may be established for any purpose.

•	Assets and liabilities of the Company must be recognized and stated in accordance with our standard practices and Generally Accepted Accounting Principles (“GAAP”).

•	No false or artificial entries may be made or misleading reports issued.

•	No false or fictitious invoices may be paid or created.
Furthermore, each Senior Financial Officer must promptly disclose to the Company’s Audit Committee or the Board of Managers any information he or she may have concerning: (1)

significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data; or (2) any fraud, whether or not material, involving management or other employees of the Company who have a significant role in the Company’s financial reporting, disclosures or internal controls.
If you believe that the Company’s books and records are not being maintained in accordance with these requirements, you should report the matter immediately pursuant to Section 10.0 of this Code.
8.0	Securities Law Disclosures and Public Communications; Trading in Company Securities
We are committed to full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications. All Executives have responsibility to ensure that false or intentionally misleading information is not given in the Company’s filings with the SEC or public communications of any kind. Each Executive, including the Senior Financial Officers, must promptly bring to the attention of the Board of Managers and the Audit Committee of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings and to otherwise assist the Board of Managers and the Audit Committee to fulfill their responsibilities.
No Executive may buy or sell securities while in possession of material inside information. All non-public information about the Company should be considered inside information. This prohibition applies to the Company’s securities and securities relating to other companies, including clients, competitors and potential business partners. Furthermore, this prohibition applies to each Executive’s spouse, children, parents, siblings and other family members living in the same household as that Executive.
If you believe that incomplete, false or intentionally misleading information has been given in the Company’s securities filings or public communications or that an Executive has engaged in insider trading, you should report the matter immediately pursuant to Section 10.0 of this Code.
9.0	Code Violations
We take the provisions of this Code very seriously, and we will treat any violations of the Code accordingly. A failure by any Executive to comply with applicable laws, rules or regulations governing our business, this Code or any other policies or requirements may result in disciplinary action, including but not limited to, loss of compensation, demotion, suspension, termination, and, if warranted, legal action against that Executive, depending on the circumstances and severity of the violation.
The Board of Managers shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and shall include written notices to the individual involved that the Board of Managers has determined that there has been a violation, censure by the Board of Managers, demotion or re-assignment of the individual involved, suspension with or without employee benefits and termination of the individual’s employment or such other action as the Board of Managers may determine is appropriate under the circumstances. In determining what action is appropriate in a particular case, the Board of Managers or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violations of the proper course of action and whether or not the individual in question had committed other violations in the past.
10.0	Questions About Compliance and Reporting Violations
If you have any questions or concerns about compliance with this Code, the Executive should contact the Company’s legal counsel, the Board of Managers or the chair of the Company’s Audit Committee.
Failure to notify the Company, by contacting the Company’s legal counsel, the Board of Managers or the chair of the Company’s Audit Committee, of any violation or potential violation of this Code is itself a violation of the Code and may result in punishment. Under normal circumstances, an Executive who becomes aware of any existing or potential violation of law, rules, regulations or this Code is required to notify the Company’s legal counsel, the Board of Managers or the chair of the Company’s Audit Committee.
To encourage Executives to report violations, the Company strictly forbids retaliation for reports made in good faith. Additionally, the Company will not retaliate against any Executive for providing information or assisting in the investigation of any law enforcement agency, regulatory agency or other governmental body. When you report a violation of the Code:
•	You will be treated with respect.

•	Your concerns will be taken seriously. If your concerns are not resolved at the time of your report, you will be informed of the outcome.

•	Your communication will be protected to the greatest extent possible.
11.0	Waivers of the Code and Disclosure
Any waiver of this Code must be made by the Board of Managers. All requests for waivers will be considered on a case-by-case basis. All waivers of this Code for the members of our Board of Managers or any of the Senior Financial Officers shall be promptly disclosed to the public as required by applicable laws, rules and regulations.
12.0	Code Shall be Publicly Available
This Code, and any amendments or supplements hereto, shall be available upon written request to the Company’s legal counsel.